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July 25, 2022	William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

VIA EDGAR

Mr. Jeffrey A. Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	ARK Venture Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-262496 and 811-23778

Dear Mr. Foor:

This letter responds to comments that you provided to Alexander C. Karampatsos of Dechert LLP during telephonic discussions on June 16, 2022 and June 24, 2022 with respect to your review of (i) Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2022 and (ii) a correspondence filing made on behalf of the Fund concurrently with the Amendment (the “May Correspondence”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 2 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

Investment Opportunities and Strategies

1.	Comment: In response to Comment 6 of the May Correspondence, the Fund added the following disclosure: “The Fund may also have exposure to other cryptocurrencies indirectly through an investment in a grantor trust or an investment vehicle to the extent permitted by, and in accordance with, any future law, regulation, guidance, or exemptive relief provided by the SEC or its staff or other regulatory agency or body having jurisdiction.” Please provide a representation that the Fund would reach out to the Staff prior to expanding its investment parameters pursuant to this disclosure and supplementally confirm that the Fund would also sticker the prospectus in case of such change in investment parameters.

Mr. Foor July 25, 2022 Page 2

Response:              The Fund hereby represents that it will reach out to the Staff prior to expanding its investment parameters pursuant to the referenced disclosure if and when appropriate (e.g., where the Fund is unable to determine whether the relevant guidance covers contemplated investments). If there is clear guidance from the SEC regarding the permissibility of contemplated investments or if the Fund is operating pursuant to a future law passed by Congress or rule adopted by the SEC, the Fund would not expect to reach out to the Staff. The Fund confirms that it will sticker the prospectus if the Fund were to make such a change in its investment parameters.

Plan of Distribution

2.	Comment: The Staff notes the response to Comment 10 of the May Correspondence and requests that the Fund provide greater detail regarding the activities in which the Titan Platform engages. Please also clarify the involvement of Titan Global Capital Management Inc.’s broker-dealer subsidiary with the Titan Platform. Finally, please explain why the Titan Platform itself is not required to register as a broker-dealer.

Response:              The Titan Platform is owned by Titan Global Capital Management Inc. It includes the services provided by both its wholly owned registered investment adviser (the “RIA”) that recommends securities investments to its clients, as well as a separate wholly-owned subsidiary broker-dealer (“BD”). In addition to its back-office function of effecting trades for customers’ investment decisions made through its affiliated RIA, the BD also will offer to customers the Fund on the Titan Platform as a self-directed product. Given the presence of the BD on the Titan Platform for the effecting of the investment in the Fund, this entity covers the requisite BD function for sale of the Fund’s shares.

3.	Comment: Please disclose any fees, including those imposed on the Fund’s shareholders, associated with the Titan Platform.

Response:              The Titan Platform does not directly charge the Fund’s investors for investing in the Fund or holding shares of the Fund. The Fund’s Distribution and Service Fees may be used to compensate Titan for offering shares of the Fund through the Titan Platform as disclosed in the prospectus. As such, the Fund added a statement as shown below to clarify that there is no fee imposed on the Fund’s shareholders associated with the Titan Platform (other than Distribution and Service Fees):

The offering and distribution of the Fund’s Shares (and all associated activities) will be conducted by the Distributor and its associated persons. The Fund will not pay Titan any sales commissions for hosting this offering on the Titan Platform; however, Titan may earn Distribution and Service Fees as discussed above. This offering is being made on a “best efforts” basis. Other than the Distribution and Service Fees (which are indirectly borne by the Fund’s shareholders), there is no fee imposed on the Fund’s shareholders arising out of the Titan Platform.

Mr. Foor July 25, 2022 Page 3

4.	Comment: Please confirm that there is no secondary trading of Fund shares that would take place on the Titan Platform.

Response:              The Fund confirms that no secondary trading of Fund shares is expected to take place on the Titan Platform.

5.	Comment: Please explain the nature of the “digital legal documentation” referenced in the following disclosure: “Individuals can invest through the Titan Platform for what the Fund believes is a better, more transparent investor experience, while potentially earning attractive risk-adjusted returns from asset classes that have generally been limited to many investors or charged high commissions and premiums for access. The Titan Platform gives investors the ability to: (i) browse investment offerings based on investment preferences including location, asset type, risk and return profile; (ii) transact entirely online, including digital legal documentation, funds transfer, and ownership recordation; (iii) manage and track investments easily through an online portfolio; and (iv) receive automated distributions and/or interest payments, and regular financial reporting.” (Emphasis added.) Additionally, please confirm whether applicable “Know Your Customer” requirements will be satisfied through the Titan Platform by the Titan BD.

Response:              “Digital legal documentation” in this context means that all relevant documents and disclosures that are communicated to the customer electronically via the Titan Platform in a way that is easily accessible to the retail customer in advance of and at the time of their investment decision. The Fund confirms that applicable “Know Your Customer” requirements will be satisfied through the Titan Platform.

6.	Comment: Please confirm whether the Board had considered any fallout benefits to the Adviser in having an economic interest in the Titan Platform during its Section 15(c) approval process.

Response:              The Board was informed of the material elements of the Adviser’s relationship with Titan. In determining to approve the Advisory Agreement, the Trustees considered all factors that they believed, in light of the legal advice furnished to them and their own business judgment, to be relevant to the interests of the Fund’s future shareholders. In evaluating the terms of the Advisory Agreement, the Board did not identify any single factor as controlling, and individual members of the Board did not necessarily attribute the same weight or importance to each factor.

7.	Comment: Please supplementally explain how the Fund intends to process purchase and repurchase orders in the event that the Titan Platform’s mobile application or website crashes, including incidents that may affect one set of mobile users and not others

Response:              If the Titan Platform’s mobile application or website crashes or otherwise malfunctions, the Fund will be able to process shareholder purchase orders and repurchase requests outside of the mobile application or website. The Fund has revised its prospectus to clarify that, should the mobile application or website malfunction or experience a widespread outage, investors may call the Titan Platform’s toll-free number or reach the Titan Platform via email for assistance in purchasing and offering shares for repurchase outside of the mobile application or website.

Mr. Foor July 25, 2022 Page 4

8.	Comment: The web address “Ark-ventures.com” is referenced in the prospectus. Please confirm that this reference is correct.

Response:              The Fund so confirms.

Risk Factors

9.	Comment: We note that the principal risks here and elsewhere in the prospectus appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See, Speech of Dalia Blass to the ICI, Oct. 27, 2018.

Response:              The Fund has revised the prospectus to prioritize the risks that it believes are, under normal market conditions, most likely to adversely affect the Fund’s net asset value, yield and total return.

Types of Investments and Related Risks

10.	Comment: The May Correspondence indicated that the “Cryptocurrency Risk” tile of the “Risks Relating to Investment Strategies and Fund Investments” section of the prospectus would include the following disclosure: “The Fund may have exposure to bitcoin indirectly through the Bitcoin Investment Trust (“GBTC”), a privately offered, open-end investment vehicle that invests in bitcoin and/or Canadian ETPs that have exposure to bitcoin.” Please remove the term “open-end” from this statement and add “through” before the term “Canadian ETPs.”

Response:              The Fund has revised the disclosure in response to this comment. The revised disclosure is provided below.

The Fund may have exposure to the Bitcoin Investment Trust (“GBTC”), a privately offered, ~~open-end~~ investment vehicle that invests in bitcoin, and/or through Canadian ETPs that have exposure to bitcoin. The Fund may also have exposure to other cryptocurrencies indirectly through an investment in a grantor trust or an investment vehicle to the extent permitted by, and in accordance with, any future law, regulation, guidance, or exemptive relief provided by the SEC or its staff or other regulatory agency or body having jurisdiction.

Mr. Foor July 25, 2022 Page 5

Investment Objective, Opportunities and Strategies

11.	Comment: Under the heading “Investment Opportunities and Strategies”, disclosure states, “In addition, the Fund will invest no more than 15% of its net assets in GBTC and Canadian exchange-traded products with exposure to bitcoin.” Please clarify that the 15% applies to GBTC and Canadian ETPs in the aggregate.

Response:              The Fund has revised the disclosure accordingly.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc:	Keith A. O’Connell, Branch Chief Allison M. Fumai, Dechert LLP Alexander C. Karampatsos, Dechert LLP